Exhibit 99.3

RULES OF THE Freeline Therapeutics SHARE OPTION PLAN

Adopted by a resolution of the Board on 26 June 2020

amended by a resolution of the Board on 6 July 2020

amended by a resolution of the Board on August 2, 2020

amended by a resolution of the Board on February 18, 2021

and amended by a resolution of the Board on January 28, 2022

Table of contents

1.	Definitions1
2.	Grant of Options3
3.	Restrictions on transfer4
4.	Vesting4
5.	Exercise of Options6
6.	Procedure for the Exercise of an Option7
7.	Option Tax Liability7
8.	Cessation of status as an Employee8
9.	Lapse of Options9
10.	Liquidations9
11.	Adjustment for Variation of Share Capital10
12.	Notices10
13.	General10
14.	Alterations11
15.	Termination12
16.	Governing Law12

SCHEDULE13

Form of Power of Attorney13

APPENDIX 114

Sub-Plan for U.S. Employees14

APPENDIX 219

Pre-IPO Articles19

1.	Definitions
1.1	In this Plan the words and expressions set out below will have the meanings specified against them unless the context otherwise requires.

“Accelerated Shares” has the meaning given in Rule 4.3.2;

“ADSs” means American Depository Shares, representing Shares on deposit with a U.S. banking institution selected by the Company and which are registered pursuant to a Form F-6.

“Applicable Period” has the meaning given in Rule 8.3;

“Articles” means the articles of association of the Company from time to time;

“Asset Sale” has the meaning given in the Pre-IPO Articles;

“Bad Leaver” has the meaning given in the Pre-IPO Articles;

“Board” means the board of directors of the Company from time to time or a duly authorised committee of that board;

“Commencement Date” means the date by reference to which an Option begins to Vest, as set out in the Option Certificate relating to the Option in question;

“Company” means Freeline Therapeutics Holdings plc (registered number 12546479);

“Control” has the meaning given in section 719 of ITEPA and derivative terms will be interpreted accordingly;

“Date of Grant” means in respect of an Option, the date on which the Option was granted (as set out in the Option Certificate);

“Dealing Day” means, after an IPO, a day on which the applicable securities exchange (on which the Company’s shares are traded) is open for business;

“Director” means a member of the Board;

“Double Trigger Provisions” has the meaning given in Rule 4.3.1;

“Employee” has the meaning given in the Pre-IPO Articles;

“Exercise Price” means the price at which a Share may be acquired on the exercise of an Option which is set out in the relevant Option Certificate (subject to any adjustment in accordance with Rule 11);

“Exit” means a Share Sale or an Asset Sale;

“Good Leaver” has the meaning given in the Pre-IPO Articles;

“G Ordinary Shares” has the meaning given in the Pre-IPO Articles;

“Group” and “Group Company” have the meanings given to those expressions in the Pre-IPO Articles;

“H Ordinary Shares” has the meaning given in the Pre-IPO Articles;

“Investor Director Consent” has the meaning in the Pre-IPO Articles (save that, following an IPO or any other event after which Investor Director Consent ceases to be defined in the Articles, references in these Rules to the Board making a determination or exercising a discretion with Investor Director Consent shall be interpreted as if such determination or discretion can be made or exercised without Investor Director Consent);

“IPO” has the meaning given in the Pre-IPO Articles;

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003;

“Newco” means the newly incorporated company that acquires the entire issued share capital of the Company pursuant to a Reorganisation;

“Nominee” has the meaning given in the Pre-IPO Articles;

“Option” means a right to acquire Shares granted under this Plan;

“Option Certificate” means, in relation to an Option, a certificate issued in accordance with Rule 2.2 or, as the case may be, an option agreement entered into pursuant to Rule 2.4;

“Option Holder” means a person to whom an Option has been granted (or, where the context requires, his personal representative(s));

“Option Tax Liability” means in relation to any Option held by any Option Holder any liability of any Group Company or any other person to account for any amount of tax (including income tax), duties and/or social security contributions (including primary Class 1 (employees’ National Insurance contributions) on behalf of the Option Holder) whether of the United Kingdom or elsewhere;

“Plan” means the Freeline Therapeutics Share Option Plan as set out in these Rules;

“Pre-IPO Articles” means the Articles which came into force on 29 June 2020, a copy of which is attached at Appendix 2 to this Plan;

“Relevant Ordinary Shares” has the meaning given in the Pre-IPO Articles;

“Reorganisation” means a newly incorporated company acquiring the entire issued share capital of the Company where:

(a)	Newco acquires the entire issued share capital of the Company in exchange for the issue of shares in itself;
(b)	immediately after the acquisition, the shareholders of Newco will be the same as the shareholders of the Company immediately before the acquisition; and
(c)	any person or persons that had Control of the Company immediately before the acquisition will continue to have Control of Newco immediately after the acquisition;

“Replacement Option” means, in connection with a Reorganisation and in exchange for the release of an Option, the grant of new rights over shares in Newco which the Board, acting reasonably, considers equivalent to the rights under the Option;

“Rules” means the rules of the Plan as amended from time to time;

“Share Sale” has the meaning given in the Pre-IPO Articles;

“Shares” means shares of whatever class in the capital of the Company or the number of ADSs equal to shares, being, in respect of a particular Option, shares of the class specified in the Option Certificate or ADSs or, as the context may require, shares or ADSs for the time being representing those shares (as determined by the Board acting reasonably) whether because of any Variation of Share Capital or otherwise;

“Threshold Amount” has the meaning given in the Pre-IPO Articles and, in respect of the Shares which are the subject of a particular Option, the amount specified in the Option Certificate as adjusted from time to time in respect of any Variation of Share Capital;

“Variation of Share Capital” means any capitalisation, rights issue, consolidation, sub-division or reduction of share capital by the Company and/or any other event resulting in a variation in the share capital of the Company which, in any case, in the opinion of the Board justifies (i) a variation in the number of Shares subject to an Option and/or (ii) the Exercise Price payable under an Option and/or (iii) the Threshold Amount applicable with respect to the Shares which are the subject of an Option;

“U.S.” means the United States of America;

“U.S. Sub-Plan” means the supplemental terms and conditions that apply to Options granted to Employees who are either U.S. residents or U.S. taxpayers, as set out in Appendix 1 to these Rules;

“Vest” means in relation to all or part of an Option, as appropriate, all of the Vesting Conditions becoming satisfied and “Vesting” and “Vested” will be interpreted accordingly; and

“Vesting Conditions” means in relation to all or some of the Shares which are the subject of an Option, as appropriate, the conditions applying to the Option Holder’s ability to exercise the Option in respect of those Shares (including where appropriate, for the avoidance of doubt, the passage of time) as set out in Rule 4.

1.2

In these Rules, unless the context otherwise requires, words in the singular number will include the plural number and vice versa and reference to one gender will include reference to the other genders.

1.3

Any reference to a statutory provision will be deemed to include that provision as it may from time to time be consolidated, amended or re-enacted, and will include a reference to any subordinate legislation or regulation created thereunder.

1.4	Where the Board may exercise discretion pursuant to these Rules, the Board will be under no obligation to exercise such discretion in favour of any person (including any Option Holder).
2.	Grant of Options
2.1	Subject to and in accordance with the Rules:
2.1.1	an Option may be granted by the Company to any person selected by the Board who is:
(a)	an Employee at the Date of Grant; or
(b)	a prospective Employee, and where the Option is expressed to be conditional upon such person becoming an Employee;
2.1.2

an Option may be subject to such terms (in addition to these Rules) as the Board may, in its absolute discretion, determine provided that the Exercise Price applying to an Option shall not be less than USD 2.04 except with Investor Director Consent; and

2.1.3	an Option to be granted to an Employee who is either a U.S. resident or a U.S. taxpayer shall be subject to the Rules as modified or supplemented by the U.S. Sub-Plan.
2.2

Subject to Rule 2.4, an Option will be granted by the Company executing a deed (in such form as is determined by the Board) setting out the terms and conditions of the Option. As soon as reasonably practicable following the grant of an Option, and in any event within 15 days, the Company will issue to the Option Holder (including by electronic means) a written certificate evidencing the grant of the Option which specifies:

2.2.1	the Date of Grant of the Option;

2.2.2	the number and class of Shares comprised in the Option;
2.2.3	the Threshold Amount applying to those Shares;
2.2.4	the Exercise Price;
2.2.5	the Commencement Date;
2.2.6	details of the condition imposed pursuant to Rule 4 which must be fulfilled before the Option Vests (or details of any alternative Vesting Conditions set by the Board); and
2.2.7	that the Option may be renounced as set out in Rule 2.3.
2.3

An Employee to whom an Option has been granted in accordance with Rule 2.2 may, at any time within 30 days of the Date of Grant, disclaim his Option in whole or in part by giving notice to that effect to the Company. Where an Option is disclaimed, then that Option shall be taken to have never been granted.

2.4

If the Board so determines, an Option may be granted by a written agreement (in such form, including in electronic form, as is determined by the Board) signed by both the Company and the Option Holder. The written agreement will set out the terms of the Option including, without limitation, the terms set out in Rules 2.2.1 to 2.2.6 (inclusive).  Rule 2.3 will not apply to an Option granted in accordance with this Rule 2.4.

2.5	No Employee will be entitled as of right to receive an Option.
2.6

The provisions of Rules 4, 5, 8 and 9 may, when an Option is being granted, be excluded, varied or supplemented in the Option Certificate, as determined by the Board with Investor Director Consent (but otherwise in the Board’s absolute discretion).

3.	Restrictions on transfer
3.1

An Option will be personal to the Option Holder and (other than the transmission to the Option Holder’s personal representative(s) on the death of the Option Holder) will not be transferable, assignable or chargeable.

4.	Vesting
4.1	Unless otherwise specified in an Option Certificate, and subject to Rules 4.2 and 4.3, an Option will Vest as follows:
4.1.1	at any time before the first anniversary of the date on which the Option Holder first became an Employee, the Option will be treated as Vested as to zero Shares;
4.1.2	at any time:
(a)	on or after the first anniversary of the date on which the Option Holder first became an Employee; and
(b)	before the fourth anniversary of the Commencement Date,

the Option will be treated as Vested as to X% of the Shares under Option (rounded up to the nearest whole number of Shares), where “X” is equal to 2.0833 multiplied by the number of whole months that have elapsed since the Commencement Date;

4.1.3	at any time on or after the fourth anniversary of the Commencement Date, the Option will be treated as Vested as to all the Shares under Option; and

4.1.4

upon any termination of the Option Holder’s employment or service due to death, the Option (to the extent then-outstanding) will be treated as Vested with respect to 100% of the Shares under the Option

4.2	The Board may (with Investor Director Consent) determine that an Option shall be treated as Vested to such further extent (beyond that permitted by Rule 4.1) as the Board determines.
4.3

On the occurrence of a Share Sale before an IPO, and provided that the Option Holder continues to be an Employee at that time, an Option will be treated as Vested as to all the Shares under Option so that (pursuant to the provisions of Rule 5) the Option may be exercised in full in connection with the Share Sale.  Where, following any application of this Rule 4.3, an Option is exercised in connection with a Share Sale then:

4.3.1	the provisions of articles 9.6 to 9.13 (inclusive) of the Pre-IPO Articles will apply to the Shares acquired from the exercise of the Option (the “Double Trigger Provisions”);
4.3.2

to the extent that the Option is exercised as to any Shares in respect of which the Option would not have been Vested at the time of the Share Sale but for the provisions of this Rule 4.3 (the “Accelerated Shares”) then, for the purposes of applying the Double Trigger Provisions in the Pre-IPO Articles:

(a)	such Accelerated Shares will be deemed to be Employee Shares that are Unvested (as such term is defined in the Pre-IPO Articles); and
(b)	the remaining Shares acquired from the exercise of the Option will be deemed to Employee Shares that are Vested (as such term is defined in the Pre-IPO Articles); and
4.3.3

for the purposes of calculating the amount of Escrow Consideration (as such term is defined in article 9.8 of the Pre-IPO Articles) attributable to the Accelerated Shares, the amount of consideration otherwise attributable to the Accelerated Shares shall be reduced by:

(a)	the Exercise Price paid by the Option Holder to acquire those Accelerated Shares; and
(b)

the Board’s estimate (acting in good faith) of the amount of the Option Tax Liability, or the amount of the additional Option Tax Liability, that is payable by the Option Holder as a result of the exercise of the Option in respect of the Accelerated Shares.

4.4	On the occurrence of a Share Sale after an IPO then, provided that:
4.4.1	the Option Holder continues to be an Employee at that time; and
4.4.2

the person or persons acquiring a Controlling Interest (as such term is defined in the Pre-IPO Articles) in the Company has not otherwise offered to replace such part of the Option with an option or right to acquire securities which the Board, acting reasonably, determines to be equivalent, an Option, to the extent that it has not already Vested, will be treated as Vested so that (pursuant to the provisions of Rule 5) the Option may be exercised in full in connection with the Share Sale but on the basis that the Board may if it so determines make any such exercise conditional on the Option Holder agreeing to such additional conditions which, as determined by the Board acting reasonably, are equivalent to the Double Trigger Provisions that would have applied on a Share Sale before an IPO.

4.5	For the avoidance of doubt, Vesting will not automatically cause an Option to become exercisable.
4.6

For the purpose of giving effect to the provisions of this Rule where, in accordance with the Rules and/or an Option Certificate, at a particular point in time Vesting is to occur, if the Board determines that the point at which such matter is to occur needs to occur earlier than provided for in these Rules or in any Option Certificate in order to more easily give effect to the relevant Exit and/or IPO, the Board (with Investor Director Consent) may determine that the relevant matter may be deemed to have occurred at a time earlier than that provided for in these Rule or in the relevant Option Certificate provided that in making any such determination, no Option Holder suffers a material detriment.

5.	Exercise of Options
5.1	Except as otherwise provided in the Option Certificate, an Option may only be exercised:
5.1.1	if permitted under this Rule 5; and
5.1.2	to the extent Vested at the time of exercise.
5.2	Subject to the remaining provisions of these Rules, an Option may be exercised (to the extent permitted by Rule 5.1.2) at any time after an IPO.
5.3

Subject to Rules 5.4, 5.5 and 5.6, in the event of an Exit the Option may be exercised (to the extent permitted by Rule 5.1.2) for such period of time following the Exit as is determined by the Board and it will lapse to the extent unexercised at the end of that period.

5.4

If the Board becomes aware that an Exit may occur, the Board may notify Option Holders and allow the Option Holders to exercise their Options, to the extent permitted by Rule 5.1.2 (or to the extent they would be Vested on the occurrence of the Exit), prior to the Exit. Any exercise of an Option pursuant to this Rule 5.4 will take effect immediately before the Exit and if the Exit does not arise, any purported exercise of an Option pursuant to this Rule 5.4 will be null and void. Where the Board has notified an Option Holder of an Exit pursuant to this Rule 5.4 at least 7 days before the Exit, the Option Holder’s Option will lapse on the occurrence of the Exit to the extent not exercised (including, without limitation, as to any part of the Option that had not Vested at the time of the Exit).

5.5

If an Option becomes exercisable in connection with a Share Sale then, in addition to the provisions of Rule 6.6, it will be a condition of exercise (unless the Board determines otherwise) that the Option Holder agrees to:

5.5.1

accept the terms of the Share Sale (provided that such terms are consistent with the terms on which other Relevant Ordinary Shares are being sold in the Share Sale) and sell the Shares acquired from the exercise of the Option pursuant to the Share Sale; and

5.5.2

execute a power of attorney (on such terms as the Board determines) appointing any one or more of the Directors (or such other person or persons as the Board determines) as the Option Holder’s attorney to take all such actions as are necessary to effect the sale of the Shares acquired from the exercise of the Option pursuant to the Share Sale.

5.6	If, in relation to a Reorganisation, an Option Holder is offered a Replacement Option in relation to an Option:
5.6.1	the Option will never (unless the Board determines otherwise) become exercisable; and
5.6.2	the Option will lapse to the extent that the offer of a Replacement Option is not accepted by the Option Holder.

5.7

The Board may, at any time and with Investor Director Consent, allow the exercise of an Option to such extent, and during such period, as is determined by the Board (in its absolute discretion) notwithstanding there has been no Exit or IPO. Any exercise of an Option under this Rule 5.7 will be subject to such additional conditions as the Board may, in its absolute discretion, apply.

6.	Procedure for the Exercise of an Option
6.1	Subject to the provisions of Rules 4 and 5, an Option may be exercised in whole or in part. If exercised in part, it will (subject to these Rules) remain exercisable over the balance of the Option.
6.2

An Option will be exercised by the Option Holder giving written notice to the Company (in the form prescribed by the Board from time to time). The notice must be accompanied by payment (in cleared funds) of an amount equal to:

6.2.1	the total Exercise Price payable in respect of the number of Shares to be acquired on exercise of the Option; and
6.2.2	an amount representing the Option Tax Liability (if any) pursuant to Rule 7,

unless the Board has agreed an alternative arrangement with the Option Holder.

6.3	The effective date of exercise of an Option will, subject to Rule 5.4, be the date on which the Company processes a notice served in accordance with Rule 6.2.
6.4

Subject to Rule 7 and to all necessary consents and to compliance by the Option Holder with the Rules, the Board will, within 30 days of the exercise of an Option, arrange for the issue and allotment of the number of Shares in respect of which the Option has been exercised. Alternatively, the Board may procure the transfer of the number of Shares in respect of which the Option has been exercised. In either such case, Shares may be allotted or transferred either to the Option Holder or, in the absolute discretion and determination of the Board, to a Nominee (on such terms as the Board shall determine) who shall hold the Shares on behalf of the Option Holder.

6.5

All Shares allotted on the exercise of an Option will rank pari passu in all respects (including as to voting and dividends) with the Shares of the same class for the time being in issue except as regards any rights attaching to such Shares by reference to a record date prior to the date of the allotment. Where existing Shares are transferred to or on behalf of the Option Holder, the transferee will not acquire any rights attaching to such Shares by reference to a record date prior to the date of the transfer.

6.6	The exercise of an Option will (unless the Board determines otherwise) be subject to:
6.6.1	the entry by the Option Holder into any restricted securities election under Chapter 2 of Part 7 of ITEPA or any 83(b) election under the United States Internal Revenue Code;
6.6.2	the delivery by the Option Holder of a duly executed power of attorney in the form of that set out in the Schedule or in such other form as the Board may from time to time require; and
6.6.3	any other relevant and applicable consents or regulations applying to the Company or the Option Holder upon issue or transfer of the Shares.
7.	Option Tax Liability
7.1	If any Option Tax Liability arises as a result of the grant, exercise, surrender or release or otherwise in respect of an Option, or the acquisition, holding and/or disposal of any Shares acquired on the exercise, surrender or release of an Option, the Option Tax Liability will be the responsibility of the relevant Option Holder.
7.2

It will be a condition of exercise of an Option that the Option Holder irrevocably agrees to pay and reimburses each Group Company, or any other applicable person, in respect of the Option Tax Liability.

8.	Cessation of status as an Employee
8.1	If an Option Holder becomes a Bad Leaver, any Option held by such Option Holder will immediately cease to be capable of exercise in any circumstances and will lapse in full and with immediate effect.
8.2	If an Option Holder becomes a Good Leaver:
8.2.1	any Option held by the Option Holder will immediately cease to Vest (unless the Board, with Investor Director Consent, determines otherwise);
8.2.2

any Option held by the Option Holder, to the extent that it has not Vested at that time, will immediately cease to be capable of exercise in any circumstances and will lapse with immediate effect (unless the Board, with Investor Director Consent, determines otherwise);

8.2.3

the balance of any Option held by the Option Holder may be retained and, subject to these Rules (including, without limitation, Rule 8.2.4) and such other conditions as the Board may determine and notify to the Option Holder, may be exercised in any of the circumstances permitted by Rule 5 (but not otherwise); and

8.2.4	any Option (or part of an Option) that is retained pursuant to Rule 8.2.3 will lapse to the extent that it has not been exercised before the end of the Applicable Period.
8.3	For the purposes of Rule 8.2.4, and subject to Rule 8.4, the “Applicable Period” shall mean:
8.3.1	where the Option Holder becomes a Good Leaver as a result of the Option Holder’s death or disability, the twelve-month period commencing on the later of:
(a)	the date of an IPO; and
(b)	the date on which the Option Holder died or otherwise ceased to be an Employee; and
8.3.2

where the Option Holder becomes a Good Leaver in any other circumstance, the six-month period (or such longer period not exceeding twelve months as is determined by the Board in its absolute discretion and is notified to the Option Holder in writing) commencing on the later of:

(a)	the date of an IPO; and
(b)	the date on which the Option Holder ceased to be an Employee.
8.4

If, on any Dealing Day during the last two weeks of an Applicable Period, an Option Holder would be prevented from exercising his or her Option on that Dealing Day as a result of any closed period or blackout period (or similar restriction) imposed by any internal policy of the Company or by any statute, order, regulation or government directive, the Applicable Period shall be extended so as to end 90 days after the end of the closed period or blackout period (or similar restriction) in question, provided however in no event shall the extension last beyond the lapse date of an Option in accordance with these Rules or the relevant Option Certificate (and for the avoidance of doubt for U.S. Employees (as defined in Appendix I), in no event later than the last date of the maximum term of the Option).
8.5	An Option Holder will not be treated for the purposes of this Plan as ceasing to be an Employee until the Option Holder is no longer an Employee of any Group Company.
9.	Lapse of Options
9.1	An Option will automatically lapse on the earliest to occur of the following:
9.1.1

the earliest date on which the Option lapses in accordance with these Rules or specific terms contained in the relevant Option Certificate (in which case, it will lapse to the relevant extent stated in the Option Certificate);

9.1.2

on the Board notifying the Option Holder that the Vesting Conditions or any other applicable conditions set out in the Option Certificate are no longer capable of satisfaction and that the Option (or a portion of the Option) can no longer become exercisable in any circumstances (in which case, it will lapse to the extent the Vesting Conditions can no longer be met) and, without limitation, if any Vesting Condition contains any provision which means that any Option will only be, or have the capacity to become, Vested subject to the satisfaction of one or more other conditions and/or an event occurring, then if either (a) those conditions are incapable of being satisfied or that event is no longer capable of occurring or (b) the Board acting reasonably determines that there is no reasonable prospect of those conditions being satisfied or that event occurring, that Option shall cease to be capable of becoming Vested and shall lapse and, in making any such determination, the Board may take account of the plans of the Group and, where the event requires action by the Group, then if the Group does not intend to take further steps to result in the conditions being satisfied or the event occurring the Board will determine that there is no reasonable prospect of the conditions being satisfied or the event occurring;

9.1.3	any action or attempted action by the Option Holder in breach of Rule 3;
9.1.4	the bankruptcy of the Option Holder;
9.1.5	the winding-up of the Company; or
9.1.6	midnight on the tenth anniversary of the Date of Grant.
9.2

For the purpose of giving effect to the provisions of this Rule 9 where, in accordance with the Rules and/or an Option Certificate, an Option is to lapse over some but not all of the Shares which are the subject of an Option, the Board may determine in respect of which particular Shares the Option continues and in respect of which particular Shares it has lapsed.

10.	Liquidations
10.1

If the Board becomes aware that a voluntary winding-up of the Company may occur, the Board shall notify Option Holders and allow the Option Holders to exercise their Options, to the extent permitted by Rule 5.1.2 (or to the extent they would be Vested on the occurrence of such winding-up), conditional upon a resolution in respect of the winding-up being passed.

10.2

Any exercise of an Option pursuant to Rule 10.1 will take effect immediately before completion of the winding-up and if the resolution in respect of the winding-up is not passed, any purported exercise of an Option pursuant to Rule 10.1 will be null and void. If any such resolution is duly passed all Options will, to the extent they have not been so exercised, immediately lapse.

11.	Adjustment for Variation of Share Capital
11.1	On the occurrence of a Variation of Share Capital the Board may make such adjustment under Rule 11.2 as it considers, in its absolute discretion, appropriate.
11.2	An adjustment made under this Rule 11.2 will be to one or more of the following:
11.2.1	the number of Shares in respect of which an Option may be exercised;
11.2.2	the Exercise Price per Share payable on the exercise of an Option;
11.2.3	the Threshold Amount (if Shares which are the subject of an Option are subject to a Threshold Amount);
11.2.4	the Vesting Conditions; and
11.2.5

where an Option has been exercised but no Shares have been allotted or transferred pursuant to such exercise, the number of Shares that may be so allotted or transferred and the price at which they may be acquired.

11.3	No adjustment under Rule 11.2 will result in there being a material increase made to the aggregate Exercise Price in respect of any Option.
11.4

In making an adjustment under Rule 11.2, the Board may reduce the Exercise Price per Share payable on the exercise of an Option to below the nominal value of a Share. Such reduction may only be made to the extent that the Board is authorised to capitalise from the Company’s reserves a sum equal to the amount by which the total nominal value of the Shares which are to be allotted exceeds the total adjusted Exercise Price for such Option (the “Excess”). If such an adjustment is made, then, on the subsequent exercise of an Option in respect of which such a reduction has been made, the Board will capitalise an amount equal to the Excess and apply the sum in paying up the amount due to allot the Shares.

11.5	As soon as reasonably practicable after making any adjustment under Rule 11.2 above, the Board will give notice in writing of adjustment to all relevant Option Holders.
12.	Notices
12.1

Any notice from the Company to an Option Holder will be given by hand or sent through the post in prepaid cover addressed to the Option Holder at the last address known to the Company as being his address or sent electronically to his last known e-mail address.

12.2

Any notice given to the Company will be properly given if sent to or delivered to the Company at its registered office. Notices sent electronically to the Company will not be effective unless the Company has given its prior consent.

12.3

Any notice or certificate sent by post will be deemed delivered on the second day following the date of posting and any notice sent electronically will be deemed delivered on the date of despatch. All notices, documents or certificates given by or to an Option Holder will be sent at his own risk.

13.	General
13.1	The Plan will be administered by the Board.
13.2	In the event of any conflict between these Rules and the terms of any Option Certificate, the terms of the Option Certificate will prevail.

13.3	The decision of the Board in any dispute or question relating to this Plan or any Option will be final and conclusive.
13.4	The Company will at all times ensure that there are sufficient Shares available for issue or to be transferred in satisfaction of the exercise of all outstanding Options.
13.5

The Company will at all times, in operating and administering the Plan, be bound by the provisions (as from time to time in force) of the internal code and/or policies that regulate the Company’s compliance with applicable data privacy laws.

13.6

Any expenses of the Company in connection with the issue and allotment or transfer of Shares into the name of the Option Holder (including, for this purpose, any stamp duty payable by the Option Holder) will be borne by the Company.

13.7

Any rights conferred on an Option Holder under this Plan are entirely separate from any pension right and from the Option Holder’s terms and conditions of employment with any Group Company. No Option will in any respect whatsoever affect an Option Holder’s pension rights or his terms and conditions of employment with any Group Company. In particular, but without limiting the generality of the foregoing, if an Employee ceases to be employed or engaged by a Group Company he will not be entitled to any compensation or damages for any loss of any right or benefit, or prospective right or benefit, under this Plan or in respect of any Option which he might otherwise have enjoyed (including, without limitation, any right to seek compensation for any loss or potential loss which he may suffer due to the loss of  opportunity for any Option to become Vested either at all or to a greater extent over time) and, accordingly, the Employee hereby waives any rights to such compensation or damages in consequence of the termination of his employment or engagement with any Group Company for any reason whatsoever whether such compensation or damages is/are claimed for wrongful dismissal or for breach of contract, by way of compensation for loss of office or otherwise.

13.8

Except as expressly provided in these Rules and in any relevant Option Certificate, no term of any Option entered into under this Plan will be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a third party (being any person other than a Group Company, any former Group Company, the Option Holder’s employer, the trustee of any employee trust established by the Company and the relevant Option Holder). The rights of the parties to an Option Certificate to surrender, terminate or rescind it, or agree any variation, waiver or settlement of it will not be subject to the consent of any person that is not a party to the Option Certificate.

14.	Alterations
14.1	The Board may at any time alter or add to all or any of the provisions of this Plan in any respect.
14.2	Any such alteration will:
14.2.1	apply to Options granted after the date of the alteration;
14.2.2	not alter the terms of any subsisting Options save for:
(a)

alterations which in the opinion of the Board (acting in good faith) are beneficial or which are not materially prejudicial to Option Holders, in which case such alterations shall apply to all Options;

(b)	alterations to any Option in respect of which the relevant Option Holder has provided his written consent to the alteration (which may be given by email);

(c)	alterations to which the Appropriate Majority have provided their prior written consent (which may be given by email) and for this purpose the Appropriate Majority means:
(i)

in the case of a change affecting both Options that have Vested and Options that have not Vested, the prior written consent (which may be given by email) of those Option Holders who hold Options over the majority of the Shares which are under subsisting Options; and

(ii)

in the case of a change affecting only Options that have not Vested, the prior written consent (which may be given by email) of those Option Holders who hold Options over the majority of the Shares which have not Vested.

15.	Termination
15.1	This Plan will terminate on the tenth anniversary of its date of establishment.
15.2

The Company in a general meeting or the Board may at any time before that date resolve to terminate this Plan earlier than that date, in which event no further Options will be granted, but the provisions of this Plan will, in relation to Options then subsisting, continue in full force and effect until such Options are exercised or lapse.

16.	Governing Law
16.1

This Plan and the Option Certificates (and any dispute, claim or matter of whatever nature arising out of or in any way relating to this Plan or any such Option Certificate and its of their formation) shall be governed by and construed in accordance with the law of England and Wales.

16.2

The Company and each Option Holder irrevocably submit to the exclusive jurisdiction of the courts of England and Wales over any dispute, claim or matter of whatever nature arising out of or in any way relating to this Plan, any Option Certificate and its or their formation.

SCHEDULE

Form of Power of Attorney

APPENDIX 1

Sub-Plan for U.S. Employees

1.PURPOSE AND APPLICABILITY

(a)This Sub-Plan to the Share Option Plan (the “U.S. Sub-Plan”) applies to Employees of Freeline Therapeutics Holdings Limited (the “Company”) who are either U.S. residents or U.S. taxpayers (each such Employee, a “U.S. Employee”). Pursuant to Section 14 of the Share Option Plan, the Board has the authority to amend the Share Option Plan and establish a sub-plan for the benefit of employees overseas. The purpose of the U.S. Sub-Plan is to facilitate compliance with U.S. tax, securities and other applicable laws, and to permit the Company to issue tax-qualified Incentive Stock Options (as defined below) to eligible U.S. Employees.

(b)Except as otherwise provided by the U.S. Sub-Plan, all Option grants made to U.S. Employees will be governed by the terms of the Share Option Plan, when read together with the U.S. Sub-Plan. In any case of an irreconcilable contradiction (as determined by the Board) between the provisions of the U.S. Sub-Plan and the Share Option Plan, the provisions of the U.S. Sub-Plan will govern. Capitalized terms contained herein have the same meanings given to them in the Share Option Plan, unless otherwise provided by the U.S. Sub-Plan.

(c)This Sub-Plan is effective as of 26 June 2020, the date it was adopted by the Board (the “Effective Date”).

2.DEFINITIONS

In the U.S. Sub-Plan, the following words will have the meaning as defined below:

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Disability” means the inability of a U.S. Employee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

“Fair Market Value” means as of any date, the value of the Shares to be issued with respect to an Option determined by the Board in compliance with Section 409A of the Code or, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

“Incentive Stock Option” or “ISO” means an Option that is intended to be, and qualifies as, an incentive stock option within the meaning of Section 422 of the Code.

“Nonstatutory Stock Option” or “NSO” means an Option that does not qualify as an Incentive Stock Option.

“Subsidiary” means a corporation, whether now or hereafter existing, in an unbroken chain of corporations beginning with the Company, if each corporation other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain, as provided in the definition of a “subsidiary corporation” contained in Section 424(f) of the Code.

“Ten Percent Owner” means a U.S. Employee that owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all share classes of the Company or any parent (as defined in Section 424(e) of the Code) or Subsidiary.

3.ADDITIONAL TERMS AND CONDITIONS APPLICABLE TO ALL OPTIONS GRANTED TO U.S. EMPLOYEES

(a)Form of Option Certificate. The Option Certificate for U.S. Employees shall be in substantially the form approved for use under the Share Option Plan, as may be amended from time to time by the Board, and shall indicate if all or a portion of the Option is designated as an Incentive Stock Option.

(b)Eligibility. Options may be granted to U.S. Employees of the Company or a Subsidiary only.

(c)Maximum Term of Options. Subject to Rule 9 of the Share Option Plan and the provisions of Section 4(c) below regarding Incentive Stock Options granted to a Ten Percent Owner, no Option granted to a U.S. Employee will be exercisable after the expiration of ten (10) years from the Date of Grant, such shorter period as set forth in Rule 9.1 of the Plan, such shorter period specified in the Option Certificate or otherwise determined by the Board.

(d)Exercise Price. Subject to the provisions of Section 4(c) below regarding Incentive Stock Options granted to granted to a Ten Percent Owner, the Exercise Price of each Option granted to a U.S. Employee will be not less than one hundred percent (100%) of the Fair Market Value of the Shares subject to the Option on the Date of Grant.

(e)Adjustments in Connection with a Reorganisation or Variation of Share Capital. Notwithstanding the Share Option Plan, in the event of a Reorganisation or Variation of Share Capital, the Board shall appropriately and proportionately adjust the number and class of securities subject to, and the Exercise Price of, outstanding Options, and the number and class of securities subject to the limit on Options set forth in Section 4(b) hereof in a manner that complies with Sections 422 and 409A of the Code, as applicable. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(f)Vesting and Exercise of Options. Options granted to U.S. Employees shall vest in accordance with the terms of Rule 4 of the Plan unless otherwise set forth in the Option Certificate and may be exercised at the times permitted under Rule 5 of the Plan and following termination of employment as set forth in the Share Option Plan and Option Certificate.

(g)Conditions on Delivery of Shares upon Exercise. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing Shares pursuant to the exercise of an Option under this U.S. Sub-Plan, unless and until the Board has determined, with advice of counsel (to the extent the Board deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed, quoted or traded. All Shares issued pursuant to the Share Option Plan shall be subject to any stop-transfer orders and other restrictions as the Board deems necessary or advisable to comply with U.S. federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Shares are listed, quoted or traded. The Board may place legends on any certificate or notations on any book entry to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Board may require that an individual make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements.

4.PROVISIONS APPLICABLE TO INCENTIVE STOCK OPTIONS

(a)Designation of ISO Status. The Board action approving the grant of an Incentive Stock Option to a U.S. Employee must specify that the Option is intended to be an Incentive Stock Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The Company shall have no liability to a U.S. Employee, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or for any action taken by the Board to amend, modify or terminate the Share Option Plan, this U.S. Sub-Plan or any Option, including without limitation, the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.

(b)Maximum Shares Issuable On Exercise of Incentive Stock Options. Subject to adjustment under Section 3(e), the maximum aggregate number of Shares that may be issued upon the exercise of Incentive Stock Options is 25,720,419 Shares.

(c)Limits for Ten Percent Owner. A person who is a Ten Percent Owner may not be granted an Incentive Stock Option unless the Exercise Price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the Date of Grant and the Option is not exercisable after the expiration of five (5) years from the Date of Grant.

(d)No Transfer. An Incentive Stock Option will not be transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the U.S. Employee only by the U.S. Employee. If the Share Option Plan allows transfer of an Option by a U.S. Employee that is designated as an Incentive Stock Option, such transferred Option will automatically by operation of law become a Nonstatutory Stock Option.

(e)US $100,000 Limit. As provided by Section 422(d) of the Code and applicable regulations thereunder, to the extent that the aggregate Fair Market Value (determined on the Date of Grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Employee during any calendar year (under all plans of the Company and any Subsidiary) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Certificate.

(f)Post-Termination Exercise Period. To obtain the U.S. federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three (3) months before the date of exercise of the Option, the U.S. Employee must be an employee of the Company or a Subsidiary (except in the event of the U.S. Employee’s Disability, in which a twelve (12) month period shall comply or in the case of death in which any period determined by the Board shall comply). The Company cannot guarantee that the Option will be treated as an Incentive Stock Option if the U.S. Employee continues to provide services to the Company or a Subsidiary after such U.S. Employee’s employment terminates or if the U.S. Employee otherwise exercises the Option more than three (3) months after the date his or her employment terminates, or the Option otherwise fails to qualify as an Incentive Stock Option.

(g)Disqualifying Disposition. Each U.S. Participant awarded an Incentive Stock Option under this U.S. Sub-Plan shall if requested by the Company, notify the Company in writing of the date the U.S Employee makes a “disqualifying disposition” of any Shares acquired pursuant to the exercise of such Incentive Stock Option.  A “disqualifying disposition” is any disposition (including any sale) of such Shares before the later of (i) two (2) years after the Date of Grant of the Incentive Stock Option and (ii) one year after the date the Employee acquired the Shares by exercising the Incentive Stock Option.

5.TAX MATTERS

(a)Tax Withholding Requirement. Prior to the delivery of any Shares pursuant to the exercise of an Option, the Company will have the power and the right to deduct or withhold, or require a U.S. Employee to remit to the Company, an amount sufficient to satisfy U.S. federal, state, local, foreign or other taxes (including the U.S. Employee’s Federal Insurance Contributions Act obligations) required to be withheld with respect to such Option. The Board may require the Company’s tax withholding obligation satisfied, in whole or in part, by the Company withholding from Shares to be issued pursuant to an Option a number of Shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid adverse accounting treatment.

(b)No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to the U.S. Employee to advise such holder as to the time or manner of exercising the Option. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Option or a possible period in which the Option may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Option to the U.S. Employee.

(c)Section 409A of the Code. Unless otherwise expressly provided for in an Option Certificate, the terms applicable to Options granted under the U.S. Sub-Plan will be interpreted to the greatest extent possible in a manner that makes the Options exempt from Section 409A of the Code, and, to the extent not so exempt, that brings the Options into compliance with Section 409A of the Code. The Company shall have no liability to a U.S. Employee or any other party if an Option that is intended to be exempt from, Section 409A of the Code is not so exempt or for any action taken by the Board.

6.SHAREHOLDER APPROVAL OF U.S. SUB-PLAN

This U.S. Sub-Plan shall be subject to approval by the shareholders of the Company within twelve (12) months of the Effective Date and if not approved by the shareholders within such time frame then only Nonstatutory Options may be granted. Any Incentive Stock Options granted under this U.S. Sub-Plan before shareholder approval is obtained must be rescinded if shareholder approval is not obtained within twelve (12) months of the Effective Date.

7.TERM, AMENDMENT AND TERMINATION OF THE U.S. SUB-PLAN

(a) The Board may amend, suspend or terminate this U.S. Sub-Plan at any time. Unless terminated sooner by the Board, the U.S. Sub-Plan will terminate automatically upon the earlier of (i) ten (10) years after the Effective Date and (ii) the termination of the Share Option Plan. No Options may be granted under the U.S. Sub-Plan while either the Share Option Plan or the U.S. Sub-Plan is suspended or after the Share Option Plan or the U.S. Sub-Plan is terminated (but Options previously granted under this U.S. Sub-Plan may extend beyond that date).

(b) If this U.S. Sub-Plan is terminated, the provisions of this U.S. Sub-Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of suspension or termination of this U.S. Sub-Plan, will continue to apply to any outstanding Options as long as an Option issued pursuant to the U.S. Sub-Plan remain outstanding.

(c) No amendment, suspension or termination of the U.S. Sub-Plan may materially adversely affect any Options granted previously to any U.S. Employee without the consent of the U.S. Employee. The Board shall obtain approval of the Company’s shareholders for any amendment to the Plan that would require such approval in order to satisfy the ISO rules or other applicable law.

8.AMENDMENT OF OPTIONS

The Board may amend, modify or terminate any outstanding Option granted to a U.S. Employee, including but not limited to, substituting therefor another Option of the same or different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the U.S. Employee’s consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the U.S. Employee.

APPENDIX 2

Pre-IPO Articles